

June 13, 2018

Derral Eves
Chief Executive Officer
The Chosen, LLC
4 S 2600 W, Suite 5
Hurricane, UT 84737

      Re: The Chosen, LLC
           Amendment No. 4 to Offering Statement on Form 1-A
           Filed June 12, 2018
           File No. 024-10814

Dear Mr. Eves:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2018 letter.

Amendment No. 4 to Form 1-A

Risk Factors
Jurisdiction, page 6

1.   We note your response to our prior comment 3 and your revised statement that "Our forum selection clause applies to claims brought by our Members and former Members, ***as well as*** our directors, officers, former directors and former officers, if such claims relate to their roles as Members, directors and/or officers of the Company." (emphasis added) Please tell us whether your forum selection clause applies to claims brought ***by*** your directors, officers, former directors and former officers, as this statement would imply, or

whether your forum selection clause applies to claims brought ***against*** your directors, officers, former directors and former officers. Revise as appropriate. Provide similar clarification or revision with respect to your fee shifting provision.

 You may contact Abe Friedman at 202-551-8298 or Lyn Shenk, Accounting Branch Chief, at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Anne Nguyen Parker at 202-551-3611 with any other questions.

Division of Corporation Finance
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